Filed by Ecolab Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Ecolab lnc.

Subject Company: Apergy Corporation

SEC File No.: 001-38441

11177 S. STADIUM DRIVE SUGAR LAND, TEXAS 77478

Planned merger between Nalco Champion Upstream and Apergy:

Manager Communications Toolkit

On Dec. 19, 2019, we announced an exciting new direction for our Upstream business. Once we complete our spin-off from Ecolab to become ChampionX, we plan an immediate merger with Apergy, a leading oilfield technology public company, based in The Woodlands, Texas.

This will bring together two great organizations that share similar cultures and an outstanding commitment to delivering unmatched value for customers in the oil and gas industry. We will be a $3.5 billion public company with more than 8,000 employees, pairing Apergy’s drilling and artificial lift technology and our ChampionX leading chemistry solutions to serve oil and gas customers globally. We anticipate that this process will be complete by the end of the second quarter 2020.

As a leader in our organization, you will play a key role in ensuring that our associates understand this announcement, what it means for the future of our organization, and what it means for them.

Conversations with Your Team

It is important to set a positive tone with your team, focusing on how this announced merger will benefit them and our customers. We are counting on you to share information about this announcement with our employees and keep them informed.

It is also important to reiterate that until the transaction closes, it’s business as usual for us. Apergy and Nalco Champion — soon to be ChampionX — remain independent companies and we will continue to run our businesses separately. We remain focused on preparing for the spin-off, which is a critical step for the merger to take place in 2020.

To ensure that our associates have consistent information about this announcement, please familiarize yourself with the messages and content below, as well as the Employee Q&A document. Please do not add to or alter these messages or other communications you may receive about this transaction, and don’t create any new materials or speculate beyond the information below.

We recognize that you will receive questions about this announcement, and not all the answers are available right now. If you get asked questions that you are unable to answer, please use this response:

It’s very early in the process and there is a lot of work ahead that both companies need to do. We are working diligently on the next steps in this process, and we will keep you informed.

Thank you for your continued leadership and commitment to keeping our teams engaged, working safely and focused on delivering value for our customers.

Talking Points for Managers

Below are talking points that can be used in conversations with your team

What Was Announced

•                  We have announced a change in direction that will enable ChampionX to grow and be even more successful in the future.

•                  Our Nalco Champion Upstream business will spin off from Ecolab as planned to become ChampionX, and then we will merge with Apergy, a $1.2 billion industry leader that offers production, automation and drilling technologies to more than 2,000 customers globally.

•                  Apergy is a $1.2 billion public company headquartered in The Woodlands, Texas. Apergy was created in May 2018 through a spin-off from Dover corporation.

•                  The spin-off and merger are expected to be complete by the end of the second quarter in 2020.

•                  Following the planned merger between Apergy and ChampionX, the new, combined organization will be a $3.5 billion public company with more than 8,000 employees.

•                  Our ChampionX organization will be two-thirds of the combined company’s total sales.

•                  Soma Somasundaram, Apergy’s president and CEO, will lead the combined organization.  Deric Bryant, currently EVP of Nalco Champion, will become COO, continuing to lead ChampionX and also leading the integration.

•                  The Apergy and Upstream leadership teams are working together to define the rest of the leadership team for the combined organization.

•                  An integration team will be formed sometime next year.

Benefits of the Transaction

•                  The combination results in a larger, stronger company that will be the global leader in upstream production-related activity, with differentiated products and services, better positioned for long-term growth than either company would be alone.

•                  These two organizations will be able to leverage a shared oil and gas industry focus, leading capabilities and increased scale to accelerate its growth globally.

•                  The two organizations share similar cultures — including a focus on safety — and an outstanding commitment to delivering value for customers in the oil and gas industry.

•                  Apergy will be able to accelerate its global growth through ChampionX’s larger worldwide footprint.

•                  ChampionX will be able to leverage Apergy’s robust and mature digital suite to accelerate our digital offerings.

•                  ChampionX also will be able to benefit from Apergy’s public company expertise and infrastructure, eliminating the work that would have been required for ChampionX to become a stand-alone publicly traded company.

•                  The combined company will have increased cross-selling opportunities and greater financial strength, which brings more ability to invest and expand.

•                  Both companies will benefit from combining their strong management teams and from being part of a company with a diversified portfolio that is better able to manage through economic cycles.

What This Means for You: Operating as Usual

•                  Today’s announcement is just the first step in bringing our companies together.

•                  We expect the transaction to close by the end of the second quarter of 2020, subject to customary closing conditions. Until then, both companies will continue to operate as separate, independent businesses.

•                  We are continuing to focus on the activities related to our spin-off, just as before. The actions we are taking as part of the operational separation waves to create and operate as ChampionX should proceed as planned; they are essential to the merger.

•                  There are no changes as a result of this announcement to the employment transfer information that has been communicated to employees as part of the operational separation waves. For ChampionX associates, base pay, bonus targets and allowances will remain the same in 2020. The new company will have a longer-term opportunity to work on competitive benefits plans going forward.

•                  If you have any additional questions, please ask your manager, Human Resources representative or email fuelingourfutures@ecolab.com.

How to handle media and investor requests

•                  Ecolab’s media relations policy states that Ecolab associates are not permitted to interact with members of the media without prior and explicit consent from Communications.

•                  If you receive media inquiries, note the person’s name, phone number, email address, affiliation and the reason for the inquiry. Inform the person that you are not a company spokesperson, and that you will forward their contact information to Ecolab media relations at mediarelations@ecolab.com or call +1-651-250-4385.

•                  If you receive investor inquiries, forward the contact information to investor relations at investor.info@ecolab.com or call +1-651-250-2500.

CAUTIONARY NOTES ON FORWARD LOOKING STATEMENTS

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Apergy Corporation (“Apergy”), ChampionX Holding Inc. (“ChampionX”) and Ecolab Inc. (“Ecolab”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Apergy, ChampionX and Ecolab’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Apergy, ChampionX and Ecolab’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Apergy may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Apergy, ChampionX or Ecolab, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Apergy and ChampionX, or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions; (13) actions by third parties, including government agencies; and (14) other risk factors detailed from time to time in Apergy and Ecolab’s reports filed with the SEC, including Apergy and Ecolab’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Apergy, ChampionX or Ecolab undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, Apergy and ChampionX intend to file registration statements with the SEC. Apergy will also file a proxy statement. Ecolab stockholders are urged to read the prospectus and/or information statement that will be included in the registration statements and any other relevant documents when they become available, and Apergy stockholders are urged to read the proxy statement and any other relevant documents when they become available, because they will contain important information about Apergy, ChampionX, Ecolab and the proposed transactions. The proxy statement, prospectus and/or information statement and other documents relating to the proposed transactions (when they become available) can also be obtained free of charge from the SEC’s website at www.sec.gov. The proxy statement, prospectus and/or information statement and other documents (when they are available) can also be obtained free of charge from Ecolab upon written request to Ecolab Inc., Attn: Investor Relations, 1 Ecolab Place, St. Paul, MN 55102, or by e-mailing investor.info@ecolab.com, or upon written request to Apergy, Investor Relations, 2445 Technology Forest Boulevard, The Woodlands, Texas 77381, or by e-mailing david.skipper@apergy.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder of Apergy. However, Apergy, Ecolab and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of Apergy in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Apergy in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Ecolab may be found in its Annual Report on Form 10-K filed with the SEC on March 1, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 15, 2019. Information about the directors and executive officers of Apergy may be found in its Annual Report on Form 10-K filed with the SEC on February 27, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting of Stockholders filed with the SEC on March 25, 2019.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.